August 13, 2018

Adam Stone
Chief Executive Officer
ARYA Sciences Acquisition Corp.
51 Astor Place, 10th Floor
New York, NY 10003

       Re: ARYA Sciences Acquisition Corp.
           Draft Registration Statement on Form S-1
           Filed July 17, 2018
           File No. 377-02172

Dear Mr. Stone:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 17, 2018

Use of Proceeds, page 58

1. It appears that the "total offering expenses" and "proceeds after offering expenses" line items may not have been correctly calculated. Please revise your table as appropriate.
Capitalization , page 64

2. Please expand your table to include a footnote that explains the nature of deferred underwriting discounts and commissions, as well as the reason it is included as part of total capitalization, as adjusted.
 Adam Stone
FirstName LastNameAdam Stone
ARYA Sciences Acquisition Corp.
Comapany NameARYA Sciences Acquisition Corp.
August 13, 2018
August 13, 2018 Page 2
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FirstName LastName
Liquidity and Capital Resources, page 66

3. Please clarify in the first sentence that the "$300,000 in loans from our sponsor" is a commitment from your sponsor to provide such loans to you.
Statement of Operations, page F-4

4. To the extent that the founder shares were issued to the sponsor on July 5, 2018, as disclosed in the prospectus and Note 4, it appears that the weighted average shares outstanding for the period is not correct. Please revise your registration statement as appropriate.
Note 4 - Related Party Transactions
Founder Shares, page F-11

5. Your disclosure states that your sponsor purchased 3,593,750 shares of Class B ordinary shares for $25,000. However, the presentation in your statement of cash flows suggests that the Class B ordinary shares were issued to the sponsor, in a non-cash transaction, in exchange for offering, formation, and operating costs that were paid on your behalf by the sponsor. In this regard, please revise your disclosure to better clarify the nature of the transaction or explain to us how the current disclosure is appropriate.
Note 7 - Subsequent Events, page F-15

6. Please revise your disclosure to indicate the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1a.
Signatures, page II-4

7. Please indicate on the signature page, if true, that Mr. Altman is also signing in his capacity as Chief Accounting Officer or Controller as required by Form S-1.
General

8. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202)
551-3464 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.
 Adam Stone
ARYA Sciences Acquisition Corp.
August 13, 2018
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                                               Sincerely,
FirstName LastNameAdam Stone
                                               Division of Corporation Finance
Comapany NameARYA Sciences Acquisition Corp.
                                               Office of Manufacturing and
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FirstName LastName